January 7, 2008

SUPPL

# NYK Renews NYK C-TPAT Certification, Passing Reexamination by U.S. Customs

Nippon Yusen Kabushiki Kaisha (NYK; head office: Chiyoda-ku, Tokyo; president: Koji Miyahara) safely passed a U.S. Customs and Border Protection (CBP) Customs-Trade Partnership Against Terrorism (C-TPAT) reexamination, the first Japanese shipping company to do so. It earned a renewal of its certification. C-TPAT is a public and private agreement promoted by the U.S. Customs Service to improve supply chain security. NYK has participated in it since 2002.

The reexamination is a regular requirement for C-TPAT partner companies under the Security and Accountability for Every Port Act of 2006 (SAFE Port Act), as passed by the U.S. Congress. Among other purposes, the act is designed to improve maritime and cargo security through layered defenses. CBP unilaterally exams C-TPAT partners in the field, testing them for C-TPAT requirements such as security measures and their proper implementation and regulation.

This reexamination was applied to NYK LINE (Thailand) Co., Ltd., an NYK affiliate company in Thailand, and Thai Laemchabang Terminal Co., Ltd., which provides terminal services to NYK container vessels at Thailand's Laem Chabang International Terminal. Of the examination criteria, the following four received the highest possible rating and NYK as a whole received high evaluations from U.S. Customs.



1. NYK originally created an identity-confirmation checklist and conducts investigations based on it. At the same time, NYK refers to registration numbers issued by the Ministry of Commerce in Thailand. This procedure enables NYK sales teams to thoroughly comprehend the information of new customers.
2. NYK exchanges diplomatic memoranda with NVOCCs (non-vessel operating common carriers) regarding thorough notification about new customers.

3. NYK conducts sufficient examinations of relevant companies, including truck transportation companies, container ship repair companies, and feeder service providers. It also holds monthly meetings with those companies to ensure their compliance with safety standards.
4. NYK conducts C-TPAT training sessions for internal and external business partners.

As a comprehensive logistics company, NYK is committed to continuing to ensure the end-to-end security of its supply chain.

About NYK

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 740 major ocean vessels, as well as fleets of planes, trains, and trucks. The company's shipping fleet includes around 140 containerships, 270 bulk carriers, 50 wood-chip carriers, 110 car carriers, 25 reefer carriers, 70 tankers, 20 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2006 was $18 billion, and as a group, NYK employs about 51,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses in every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.

Yusen Building, 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel: +81-3-3284-5058 http://www.nykline.co.jp/ prteam@jp.nykline.com

January 10, 2008

# NYK and Hyundai Merchant Marine Announce New Service

NYK and Hyundai Merchant Marine (HMM) are pleased to announce an agreement to operate jointly in the container trade between Asia, South Africa, and the east cost of South America.

The new service will be named the "New Horizon Express" (NHX) and will commence operations from the second half of April. It will replace NYK's current New Good Hope Express Service (NGX), which NYK has operated together with Maersk Line and Hamburg Süd.

NYK and HMM aim to provide a greater level of service quality through a better integrity of schedules and fast transit times to main markets in Asia, South Africa, and the east coast of South America.

Masato Katayama, chairman for NYK Line do Brasil Ltda, announced, "This new configuration should greatly help NYK improve its customer service in the Asia to South Africa to South America trade, and moreover, allow NYK to build on its tradition of service to these areas."

Seung In Yang, vice president of HMM's Container Business Department in Seoul continued, "We are delighted to announce this brand new premium service, which will allow HMM to enthusiastically participate in the fast-growing South American market as we work to meet our customers' diverse needs."

The New Horizon Express will be a weekly fixed-day service operating a total of 10 vessels, eight from NYK and two from HMM, with a weekly capacity of about 2,500 TEUs.

The port rotation will begin at Shanghai and continue as follows:

Shanghai - Ningbo - Hong Kong - Singapore - Durban - Santos - Buenos Aires - Itajai - Paranagua - Santos - Itaguai (Sepetiba) - Singapore - Hong Kong - Shanghai

Other main ports in Asia will be covered by feeder connections.

NYK and HMM will use their global networks to enhance their locally focused capability of serving the needs of customers in fast-growing markets.

- About NYK

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 740 major ocean vessels, as well as fleets of planes, trains, and trucks. The company's shipping fleet includes around 140 containerships, 270 bulk carriers, 50 wood-chip carriers, 110 car carriers, 25 reefer carriers, 70 tankers, 20 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2006 was $18 billion, and as a group, NYK employs about 51,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses on every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.

- About HMM

HMM is an integrated logistics company that operates approximately 100 state-of-the-art vessels. HMM has a worldwide global service network, diverse logistics facilities, leading shipping-related IT systems, and a highly trained, professional staff that makes every effort to provide premiere transportation services. HMM transports nationally strategic materials such as crude oil, LNG, and iron ore/coal, in addition to diverse special products and import/export goods. Earnings at KRW 5 trillion per year allow the company to play a major role in Korea as a vital economic artery. HMM has formed a global business network with four international headquarters, 23 subsidiaries, 57 branches, six overseas offices, and 10 liaison offices. The company is highly regarded as one of the world's leading integrated-logistics companies with its targeted market prospects, efficient organization, professional personnel, and advanced Internet systems.

NYK LINE NIPPON YUSEN KAISHA News Release NYK LOGISTICS & MEGACARRIER

Yusen Building, 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel: +81-3-3284-5058 http://www.nykline.co.jp/ prteam@jp.nykline.com

January 11, 2008

# NYK Logistics Launches Pharmaceutical Centre of Excellence

NYK Logistics (UK) Ltd. has underlined its commitment to the pharmaceutical sector with the launch of a dedicated Centre of Excellence for pharmaceutical storage and distribution.

Equipped with state-of-the-art hardware and software, the strategically located facility underpins NYK's ability to offer quality-assured, high-security supply chain solutions in line with the latest good distribution practice, allowing NYK's customers to focus on their core R&D, manufacturing, and marketing activities.

Part of NYK's flagship distribution complex in Northampton, the 175,000-square-foot Medicines and Healthcare products Regulatory Agency–licensed facility has been converted into a purpose-built 1,000 pallet cold store at which an additional 16,000 pallets can be placed in temperature-controlled ambient (temperate) storage.

To maintain a temperature between 2 and 8 degrees Celsius in the cold store and between 8 and 25 degrees Celsius throughout the remainder of the site, the entire facility is equipped with the latest temperature control and monitoring equipment. Forty-six radio-frequency transmitters are located throughout the facility to continuously monitor the temperature. The system relays temperature data to a base station, which is linked to a fully networked computer system that can be accessed remotely. Audible alarms sound and warning messages are automatically sent to managers' mobile phones should temperatures deviate from required settings.

The facility is also fully equipped with an emergency spillage area, and staff have received emergency-response training, as well as specialist training in the use of equipment, including respirators.

- About NYK Logistics (UK) Ltd.

Yusen Building, 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel: +81-3-3284-5058 http://www.nykline.co.jp/ prteam@jp.nykline.com

Established in April 2006 when NYK Logistics (UK) Manufacturing & Retail Ltd. (formerly UCIL) merged with NYK Logistics (UK) Consumer & Retail Ltd. (formerly New Wave Logistics UK).

Number of offices and warehouses: about 40 (as of December 2007)
Number of employees: about 4,500 (as of December 2007)
Revenues (as of fiscal 2006): about 336 million pounds

- About NYK

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 740 major ocean vessels, as well as fleets of planes, trains, and trucks. The company's shipping fleet includes around 140 containerships, 270 bulk carriers, 50 wood-chip carriers, 110 car carriers, 25 reefer carriers, 70 tankers, 20 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2006 was $18 billion, and as a group, NYK employs about 51,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses on every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.

NYK LINE NIPPON YUSEN KAISHA News Release NYK LOGISTICS & MEGACARRIER

Yusen Building, 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel: +81-3-3284-5058 http://www.nykline.co.jp/ prteam@jp.nykline.com

January 17, 2008

# NYK Logistics Acquires Bruni International

NYK Logistics (Americas) Inc. announced its acquisition of Bruni International, a customs brokerage, freight forwarding, and warehouse- and distribution-services company based in Laredo, Texas.

The purchase comprises all Bruni assets, including its offices and warehouse facilities in Laredo's Killam Industrial Park. The U.S. Customs & Border Protection bonded facility is certified under both ISO 9002 and C-TPAT. (C-TPAT is a public and private agreement promoted by the U.S. Customs Service to improve supply chain security. NYK has participated in it since 2002, and passed reexamination in late 2007.)

Bruni International was founded in 1982. It serves as a customs brokerage between the United States and Mexico, as well as a freight forwarder and bonded warehouse operator.

NYK Logistics believes that its acquisition of Bruni International will add to its operational strength along the U.S. and Mexico border and enable NYK to fully respond to expected growth in the movement of goods between the two countries.

The NYK Group proactively addresses customer needs by providing compound services—such as land transportation, customs brokerage, and warehouse storage—that integrate the group's global networks with local facilities.

## About Bruni International

Company name: Bruni International Inc.
Headquarters: Laredo, Texas, USA
President: Ernest M Bruni III
Number of employees: 29

Capital: US$157,760

Annual sales: about US$3 million (as of December 2006)

About NYK Logistics (Americas) Inc.

Headquarters: Long Beach, California, USA

President: Yutaka Miyaji

Number of employees: about 700

Capital: US$43,129,847

Annual sales: about US$780 million (as of March 2007)

About NYK

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 762 major ocean vessels, as well as fleets of planes, trains, and trucks. The company's shipping fleet includes around 146 containerships, 276 bulk carriers, 51 wood-chip carriers, 116 car carriers, 26 reefer carriers, 74 tankers, 27 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2006 was $18 billion, and as a group, NYK employs about 51,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses on every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.

NYK LINE NIPPON YUSEN KAISHA News Release NYK LOGISTICS & MEGACARRIER

Yusen Building, 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel: +81-3-3284-5058 http://www.nykline.co.jp/ prteam@jp.nykline.com

January 22 2008

# Grand Alliance upgrades ATX service in cooperation with ZIM

Grand Alliance members Hapag-Lloyd, Nippon Yusen Kaisha (NYK), and Orient Overseas Container Line (OOCL) are upgrading a service on the North Europe - North USA Atlantic Trade, in cooperation with ZIM Integrated Shipping services Ltd.

The joint service to be upgraded is the "Atlantic Express" or ATX service. Starting from early March 2008, the service will consist of four vessels of 4,000 TEU capacity, one of which will be provided by ZIM and the others from the Grand Alliance pool.

The service offers weekly, fixed day sailings between the North European ports of Rotterdam, Hamburg, Le-Havre, and Southampton, and the US East Coast ports of New York, Norfolk and Charleston.

The joint service is a continuation of the present ATX service of the Grand Alliance, providing upgraded tonnage and replacing the current NEX service of ZIM.

The lines will replace the four smaller ships of 2,800 TEU currently operating on the ATX route with larger, more efficient tonnage. This move will considerably reduce the bunker consumption per slot-mile, offering a more environmentally friendly solution.

The Grand Alliance, formed in 1998, is the leading integrated consortium in global container shipping. Its members are Hapag-Lloyd (Germany), MISC Berhad (Malaysia), NYK (Japan) and OOCL (Hong Kong). MISC Berhad does not provide any trans-Atlantic services.

About NYK

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 762 major ocean vessels, as well as fleets of planes, trains, and trucks. The company's shipping fleet includes around 146

containerships, 276 bulk carriers, 51 wood-chip carriers, 116 car carriers, 26 reefer carriers, 74 tankers, 27 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2006 was $18 billion, and as a group, NYK employs about 51,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses in every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.

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